Notice of Annual Meeting of Shareholders of Osisko Gold Royalties Ltd and Availability of Proxy-Related Materials

Take Action and Vote Today

MEETING DATE AND LOCATION

Meeting Type:          Annual Meeting of Shareholders (the "Meeting")

When:Thursday, May 12, 2022 at 1:00 p.m. (Eastern Daylight Time)

Where:Montréal Marriott Château Champlain Hotel, 1 Place du Canada, Montréal, Québec, H3B 4C9

Items of Business

1. Elect the Osisko Gold Royalties Ltd ("Osisko" or the "Corporation") directors for the ensuing year.

2. Appoint PricewaterhouseCoopers LLP as the Corporation's independent auditor for the ensuing year and authorize the directors to fix its remuneration.

3. Approve the amendments to the Deferred Share Unit Plan and approve the unallocated rights and entitlements under the plan.

4. Adopt an advisory resolution approving Osisko's approach to executive compensation.

SHAREHOLDERS ARE REMINDED TO REVIEW OUR MANAGEMENT INFORMATION CIRCULAR PRIOR TO VOTING.

NOTICE-AND-ACCESS NOTIFICATION

The Corporation is using the notice-and-access model for delivery of proxy-related materials to shareholders of common shares of Osisko (the "Shareholders"). Under notice-and-access, Shareholders still receive a proxy or voting instruction form enabling them to vote at the Meeting. However, instead of a paper copy of the proxy-related materials, Shareholders receive this notice with information on how they may access such materials electronically. The use of this alternative means of delivery contributes to the protection of the environment and will reduce the cost of printing and mailing materials to Shareholders.

WEBSITES WHERE PROXY-RELATED MATERIALS ARE POSTED

An electronic copy of the proxy-related materials is available on the website of the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, on EDGAR at www.sec.gov and on Osisko's website at www.osiskogr.com/en/2022-agm.

HOW DO I OBTAIN A PRINTED COPY OF THE PROXY-RELATED MATERIALS?

Should you wish to receive paper copies of the proxy-related materials, please send your request for a paper copy, free of charge, as follows:

Registered and Non-Objecting Beneficial Shareholders:

• By calling Laurel Hill Advisory Group toll-free 1 (877) 452-7184 if you are in North America, or 1 (416) 304-0211 if you are outside North America, or

• By emailing Laurel Hill Advisory Group at assistance@laurelhill.com.

Objecting Beneficial Shareholders:

• By calling Broadridge Investor Communications Corporation toll-free at 1 (877) 907-7643 and entering the 16-digit control number located on the voting instruction form; or

• Via internet at www.proxyvote.com by using the 16-digit control number located in the voting instruction form sent to you.

If you request the proxy-related materials before the Meeting, these documents will be sent to you at no charge within three business days of receiving your request. Please take note that no additional proxy form or voting instruction form shall be sent to you. Therefore, please make sure that you retain the form that you received with the Notice of Meeting for voting purposes. To receive the proxy- related materials before the voting deadline and the Meeting, your request must be received no later than Friday, April 22, 2022.

If you request a copy of the proxy-related materials after April 22, 2022 or in the year following their filing, it will be sent to you within 10 calendar days of receiving your request.

VOTING IS SIMPLE. PLEASE VOTE TODAY

WHO CAN VOTE?

Holders of common shares of Osisko on the record date of March 22, 2022 are entitled to receive notice and to vote at the Meeting.

HOW DO I VOTE?

There are several convenient ways to vote your common shares including by telephone or via the internet. You will find attached to this notice, a form of proxy or a voting instruction form containing detailed instructions on how to exercise your voting rights.

Registered and Non-Objecting Beneficial Owners
Shares held in own name and represented by a physical
certificate or Shares held with a broker, bank or other
intermediary and are not restricted to Osisko knowing who
	the shareholder is	Objecting Beneficial Owners Shares held with a broker, bank or other intermediary and shareholder information is restricted from Osisko
Internet:	www.tsxtrust.com/vote-proxy	www.proxyvote.com
Phone/Fax:	To vote by telephone you will need your control number provided in your form of proxy. Telephone: 1 (888) 489-7352 Fax: 1 (866) 781-3111 (toll free in Canada and the United States) or 1 (416) 368-2502	Call or fax to the number(s) listed on your voting instruction form and vote using the control number provided therein.
Mail/ Email:	Mail: Return the form of proxy in the enclosed postage paid envelope. Email: Scan to proxyvote@tmx.com	Return the voting instruction form in the enclosed postage paid envelope.

If you wish to attend and vote at the Meeting, please follow the instructions found in the enclosed form of proxy or voting instruction form.

Please submit your vote well in advance of the proxy deposit deadline on

May 10, 2022 at 1:00 p.m. (Eastern Daylight Time)

BOARD RECOMMENDATION

The Board of Directors of Osisko unanimously recommends that Shareholders VOTE FOR all proposed resolutions.

By order of the Board of Directors,

André Le Bel

Vice President, Legal Affairs and Corporate Secretary

April 1, 2022

If you have questions or require assistance with voting, please contact our proxy solicitation agent:

Laurel Hill Advisory Group

North American Toll-Free Number: 1-877-452-7184

Collect Calls Outside North America: 1-416-304-0211

Email: assistance@laurelhill.com